Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import.  Similarly, statements that describe our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements.  Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under Item 3.D, “Key Information-Risk Factors” contained in our Annual Report on Form 20-F for the year ended December 31, 2010 (the “2010 Annual Report”), as well as those discussed elsewhere in our other filings with the Securities and Exchange Commission.

Our actual results of operations and execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements.  In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.  We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do occur, what impact they will have on our results of operations and financial condition. In evaluating our forward-looking statements, you should specifically consider the risks and uncertainties set forth under Item 3.D, “Key Information – Risk Factors” contained in our 2010 Annual Report. Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this Report on Form 6-K.

The following discussion should be read in conjunction with our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2010 and 2011, appearing elsewhere in this Form 6-K, our audited financial statements for the year ended December 31, 2010 appearing in our Form 6-K dated March 3, 2011 and Item 5--"Operating and Financial Review and Prospects" appearing in our 2010 Annual Report.

Overview

We develop, market and sell telecommunication transport equipment capable of supporting the growing capacity demands for Ethernet services and high bandwidth video services, such as HDTV, Internet Protocol television, or IPTV, and video on demand, or VOD, and interactive television (together known also as “video services”), 2G, 3G and 4G mobile backhauling, as well as other types of data services and voice services, whether transmitted over wireline or cellular networks, in metropolitan networks. Our target customers are telecommunication service providers active in metropolitan areas.

The end-user base for our products is comprised primarily of telecommunication companies, and has historically been concentrated in each year among a very small number of companies. Sales to KDDI, a Japanese telecommunications carrier, accounted for approximately 52.0% of our revenues in the six months ended June 30, 2010 and 13.9% of our revenues in the six months ended June 30, 2011, and sales to Media Broadcast, a German company, accounted for 13.3% of our revenues in the six months ended June 30, 2010 and 2.1% of our revenues in the six months ended June 30, 2011.

In 2010, after the receipt of a required approval from the Technical Specification Evaluation Certificate (TSEC) in India, a condition for making sales to Bharat Sanchar Nigam Limited (BSNL) in India, we started to recognize revenues from sales to BSNL through two OEM channels. Sales to BSNL accounted for approximately 29.7% of our revenues in the six months ended June 30, 2011. There were no revenues from BSNL in the six months ended June 30, 2010. We also had sales to a European customer that accounted for 8.9% of our revenues in the six months ended June 30, 2010 and 30.1% of our revenues in the six months ended June 30, 2011. The percentage of revenues accounted for by a customer in the six month period may not be indicative of the percentage of revenues accounted for by that customer for the entire year. We expect that we will continue to experience high customer concentration.

In the third quarter of 2011, we decreased our employee head count primarily in the research and development area and reduced other operating expenses as well. In addition, in the second quarter of 2011, we opened a research and development center in India that is staffed locally with employees whose compensation costs are lower than in Israel.  Accordingly, we expect that our operating expenses will be lower in the second half of 2011 than in the first half of 2011. The full impact of our cost reduction efforts should be in effect by the fourth quarter of 2011. We intend to continue to evaluate new technologies and related product opportunities and engage in research and development activities related to new technologies. We expect to continue to make significant expenditures for research and development.

We reported losses in each of 2007, 2008, 2009 and 2010 and expect to report a loss for 2011. We will need to increase our revenues significantly in order to become profitable.

Our Series A convertible notes are due in March 2017, but are subject to the right of each holder to request early repayment of the principal amount of all or part of the notes held by it in March 2012 with a penalty of approximately 3% of the indexed amount (equal to the last payable interest coupon preceding the early repayment request). We may not have sufficient cash to satisfy our debt service obligations. (See also Risk Factors contained in our 2010 Annual Report.)

We have been involved in strategic cooperation with 3M Services GmbH (formerly known as Quante-Netzwerke GmbH) since 2008 to distribute our CM-4000 packet transport gears. 3M Services is part of the 3M Group which has representatives in more than 70 countries and provides full-service solutions in the telecommunications sector. This strategic alliance has led to the selection of our CM4000 product by four new customers, as described below.

In January 2011, we announced that VSE NET GmbH, a German regional telecommunications service provider, had selected our PTN solution to upgrade its transport networking infrastructure with packet technologies, together with support from 3M Services. In February 2011, we announced that Cegecom S.A., a Luxembourg regional telecommunications service provider, had chosen our PTN solution to develop its transport and packet network solutions, together with support from 3M Services. We began to recognize revenues from both of these customers in the fourth quarter of 2010.

In March 2011, we announced that three new service providers had selected our PTN solution for migration from their legacy SONET/SDH networks to packet based networks. Two providers are based in the Caribbean and Latin America region and the third in Eastern Europe. Initial purchase orders were placed by all three service providers for immediate deployments.

In April 2011, we announced that K-net Telekommunikation Gmbh, a leading German telecommunication service provider, has deployed our MPLS based CM-4000 PTN switches, network management system, and 3M Services' support, to upgrade its transport networking infrastructure for the delivery of enterprise VPN and carrier-of-carrier applications.

In July 2011, we announced that HEAG MediaNet, a leading German telecommunication service provider, had selected our MPLS and MPLS-TP based CM-4000 PTN switches and the accompanying CM-View network management system, complemented by 3M Services comprehensive support scheme in order to expand its networking infrastructure for the delivery of carrier, enterprise VPN and residential broadband services on a converged networking layer.

A number of trends in the communications industry are driving growth in demand for network capacity and are expected to increase demand for carrier Ethernet transport systems. These trends include:

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Growth of Internet usage and Internet protocol traffic. Internet protocol network traffic continues to grow significantly as bandwidth used per Internet user and the total number of Internet users increase;

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Increasing broadband penetration and higher speed access technologies. Communications service providers are offering broadband internet access to an increasing number of business and enterprise subscribers to support voice, video and high speed data offerings. In addition, wireless technologies such as 3G, WiMax and LTE are allowing high bandwidth to mobile devices; and

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Attractiveness of bandwidth-intensive applications. New applications (e.g., video-on-demand, music downloads, tele-presence, over the top and file sharing), and network delivery of larger file formats (e.g., HD video) necessitate an increase in network capacity to accommodate high-quality delivery of these bandwidth-intensive services.

Our metro products address high-bandwidth packet services. We expect that the mix of voice, video, and data and business services over wireline and wireless networks will grow and drive the demand for our metro products. However, the growth of these services will be subject to the ability of telecommunication carriers to offer services at a price that is attractive to subscribers while generating profits to the carriers sufficient to justify a significant investment in new equipment. Our future success will be directly affected by the ability of our customers to add subscribers for these new data services.

The current economic and credit environment is having a significant negative impact on business around the world.  Our business is particularly subject to conditions in the telecommunications industry which impact our major customers and potential customers. These conditions may be depressed or may be subject to deterioration which could lead to a reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products.  A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders for our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity. In addition, any disruption in the ability of customers to access liquidity could lead customers to request longer payment terms from us or long-term financing of their purchases from us. Granting extended payment terms or a significant adverse change in a customer’s financial and/or credit position could reduce our cash balances, require us to assume greater credit risk relating to that customer’s receivables, could cause us to defer recognition of revenues or could limit our ability to collect receivables related to purchases by that customer.  As a result, our reserves for doubtful accounts and write-offs of accounts receivable could increase.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. These accounting principles require management to make certain estimates, judgments and assumptions based upon the information available at the time they are made, historical experience and various other factors believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Management evaluates its estimates and judgments on an on-going basis.

The critical accounting policies described in Item 5 in our 2010 Annual Report are those that are both most important to the portrayal of our financial position and our results of operations, and require management's most difficult, subjective or complex judgments, as a result of the need to make estimates about the effect of matters that are inherently uncertain. As of June 30, 2011, there have been no material changes to any of the critical accounting policies contained in Item 5 of the 2010 Annual Report except for the treatment of our Series B convertible notes as described below.

On June 2, 2011, we issued our Series B convertible notes as described below under “Liquidity and Capital Resources”. Since these convertible notes are denominated in NIS, while our functional currency is the U.S. dollar, these convertible notes contain an embedded derivative instrument. As permitted by ASC 815-15 regarding such convertible instruments, we have elected to apply the fair value option. Accordingly, these convertible notes will be measured at each balance sheet date at their fair value (based on the market price of these notes on the last trading date during the period ending on the balance sheet date) and changes in the fair value will be recorded in our statement of operations.

Results of Operations

The following table sets forth certain items from our consolidated statement of operations as a percentage of total revenues for the periods indicated:

	Six months ended June 30,
	2010	2011
Revenues	100%	100%
Cost of revenues	73.7	58.1
Gross profit	26.3	41.9
Research and development expenses, net	223.1	64.4
Selling, general and administrative expenses	244.3	75.5
Operating loss	(441.1)	(98.0)
Financial expenses, net	(16.1)	(7.4)
Adjustments related to series A and series B convertible notes	(12.4)	(9.9)
Other income	49.3	-
Net loss	(420.3)	(115.3)

Comparison of the Six Months ended June 30, 2010 and 2011.

Revenues. The majority of our revenues of $9.5 million in the six months ended June 30, 2011 were generated from sales of our CM-4000 product line to BSNL in India and to a customer in Europe, as well as from sales of our CM-100 product line and related services to KDDI. A portion of our revenues in the six months ended June 30, 2011 was generated from new customers. The majority of our revenues of $3.3 million in the six months ended June 30, 2010 were generated from sales of our CM-100 product line and related services to KDDI. A of portion of our revenues in the six months ended June 30, 2010 was generated from new customers and from our CM-4000 product line. Our revenues increased in the six months ended June 30, 2011 compared to last year’s comparable period primarily as a result of sales to BSNL and an increase in the revenues from the customer in Europe.

Gross Profit. Gross profit was $4.0 million, or 41.9% of revenues, in the six months ended June 30, 2011, compared to $867,000, or 26.3% of revenues, in the six months ended June 30, 2010. The increase in our gross profit percentage in 2011 was primarily attributable to lower per product cost. As a result of our higher revenues, lower fixed costs were allocated to each product sold.

Operating Expenses

	Six months ended June 30, ($ in millions)		% Change
	2010	2011	June 2011 vs. June 2010
Research and development, net	7.4	6.1	(16.6)%
Selling, general and administrative	8.0	7.2	(10.6)%
Total operating expenses	15.4	13.6	(13.5)%

Research and Development Expenses, net. Our net research and development expenses were lower in the six months ended June 30, 2011 than in the comparable period in 2010 primarily due to a decrease in the use of materials, as well as in the use of sub-contractors. In the first half of 2010, we worked on projects with relatively high use of materials that also required the use of sub-contractors.  We also recognized higher research and development grants in 2011.

Grants, mainly from the government of Israel, for research and development are offset against our gross research and development expenses. Research grants were $1.4 million in the first six months of 2011 compared to $1.2 million in the comparable period last year. Research grants in 2011 were higher than in 2010 because in 2011 we joined an additional grant plan which increased the total grant amount that we are entitled to. Also, the grant approved for our main research and development project was higher in 2011 compared to 2010. We anticipate that, due to our reduction in personnel, we will incur lower research and development expenses in the second half of 2011 compared to the first half of 2011.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were lower in the six months ended June 30, 2011 than in the comparable period in 2010. The decrease resulted primarily from the settlement of a legal proceeding during the second quarter of 2011 which resulted in a reversal of a provision with respect to this proceeding in the amount of approximately $870,000. Other expense items included in selling, general and administrative expenses did not materially change.

Financial Expenses, net.  We had $707,000 of financial expenses, net in the six months ended June 30, 2011 compared to $531,000 of financial expenses, net in the comparable period in 2010. Financial expenses, net consisted primarily of interest payments with respect to our Series A and Series B convertible notes, amortization of the issuance costs of our Series A convertible notes and currency exchange differences, plus, in 2010, impairment of marketable securities offset, in part, by our financial income, primarily from our marketable securities. The increase in our net financial expenses in the first six months of 2011 was primarily due to lower income from our marketable securities because the size of our marketable securities portfolio decreased, resulting in larger net financial expense. In addition, we had higher expenses related to our convertible notes resulting from the issuance of our Series B convertible notes.

Adjustments related to Series A and Series B convertible notes. Adjustments related to our Series A and Series B convertible notes resulted in financial expense of $941,000 in the six months ended June 30, 2011 and $408,000 in the six months ended June 30, 2010. Our Series B convertible notes were issued in June 2011. Adjustments related to the Series B notes in the amount of $201,000 for the six months ended June 30, 2011 include an adjustment based on the market value of these notes, as well as one-time expenses for the discount applicable to the issuance of the Series B notes and for expenses incurred in connection with the issuance of these notes.

Other Income.  We had other income of $1.6 million in the six months ended June 30, 2010 as a result of the sale of a minority interest investment in another company.

Liquidity and Capital Resources

We have historically financed our operations primarily through sales of equity, issuances of convertible notes, receipt of grants to fund research and development, sale or maturity of marketable securities and loans from banks.

We had working capital (total current assets net of total current liabilities) of $8.9 million as of June 30, 2011 and working capital of $19.6 million as of December 31, 2010. The decrease in our working capital resulted primarily from the change in the classification of our Series A convertible notes in the principal amount of $27.0 million from long-term to current liabilities as holders of these notes have the right to request early repayment in March 2012 offset in part by a change in the classification of marketable securities in the amount of $16.1 million from long-term investments to current assets.

We had cash, cash equivalents, and long and short-term marketable securities of $33.5 million as of June 30, 2011, compared to $35.5 million as of December 31, 2010. The decrease in our cash, cash equivalents, long- and short-term marketable securities resulted primarily from the use of funds for operating activities offset, in part, by $8.0 million raised from the issuance of our Series B convertible notes.  At December 31, 2010 and June 30, 2011, all of our marketable securities portfolio were classified as available for sale and, accordingly, were presented at fair market value. We expect that the balance of our cash, cash equivalents and marketable securities will continue to decline in the second half of 2011.

The majority of our cash, cash equivalents and marketable securities were invested in securities denominated in NIS..

In June 2011, we issued Series B convertible notes due December 31, 2017 in a public offering in Israel in the aggregate principal amount NIS 30,779,000 million (approximately $9.0 million based on the U.S. Dollar/NIS exchange rate at that time) at a price of NIS 940 per unit (each unit comprised of NIS 1,000 principal amount of Series B Notes). The Series B notes bear interest at the rate of 8% per year, are not linked to the Israeli CPI and are convertible into our ordinary shares at the election of the holder thereof at the price of NIS 10.00 per share (approximately $2.95 based on the U.S. Dollar/NIS exchange rate at June 12, 2011). The gross proceeds of the offering were approximately $8.5 million and the net proceeds of the offering were approximately $8.0 million.

Cash Used in Operating Activities

In the six months ended June 30, 2011, we used $10.5 million of cash in operating activities primarily as a result of our net loss of $11.0 million, an increase of $1.1 million in our trade receivables and other current assets resulting primarily from higher revenues late in the second quarter of 2011 and a decrease in trade payables, accrued expenses and other payables of $949,000 resulting primarily from the elimination of a provision relating to a claim that was settled in the second quarter of 2011, offset, in part, by adjustments of $2.0 million in the value of our Series A convertible notes.

Cash Provided by Investing Activities

Our principal investing activity during the six months ended June 30, 2011, was the receipt of $7.8 million in proceeds from marketable securities, offset, in part, by investments in marketable securities of $2.8 million in the period.

Our principal investing activity relating to our operations has been the purchase of equipment, software and other fixed assets used in our business. These purchases totaled $108,000 in the six months ended June 30, 2011. Our capital expenditures during this period were primarily for the procurement of telecommunications equipment and related software tools.

Cash Provided by Financing Activities

In the six months ended June 30, 2011, $8.7 million of cash was provided by financing activities, of which $8.0 million was provided from the net proceeds of the sale of our Series B convertible notes and $660,000 was provided from the issuance of units consisting of shares and warrants.

Standby Equity Purchase Agreement

In August 2010, we entered into a Standby Equity Purchase Agreement, or SEPA, with YA Global Master SPV Ltd., a fund managed by U.S. based Yorkville Advisors. The agreement provides that, upon the terms and conditions set forth in the agreement, YA Global is committed, upon our request, to purchase up to $10 million of our ordinary shares in tranches over a commitment period of up to three years. Investments will be made such that YA Global and its affiliates will not hold more than 4.99% of our ordinary shares at any point in time during the period of the agreement.  Shares would be issued pursuant the agreement under our existing effective shelf registration statement.

For each ordinary share purchased under the SEPA, YA Global will pay 95.5% of the lowest daily volume weighted average price, or VWAP, of the ordinary shares on NASDAQ during the five NASDAQ trading days following our advance notice. The amount of each advance requested may be up to $500,000, unless otherwise mutually agreed to by us and YA Global. For each advance notice, we may indicate a minimum acceptable price, which may not be higher than 95% of the last closing price of our ordinary shares on NASDAQ at the time of delivery of the advance notice. If during the five NASDAQ trading day pricing period following any advance notice the VWAP for the ordinary shares is below the indicated minimum acceptable price, the amount of the advance will generally be reduced by 20% for each day the VWAP is below the minimum acceptable price and that trading day will be excluded from the pricing period for purposes of determining the purchase price. The low prevailing market prices of our ordinary shares may impair ability to utilize this facility.

Working Capital

We believe that we have sufficient working capital to meet our anticipated operating and capital expenditure for 2011. If we do not have available sufficient cash to finance our operations, we may be required to obtain equity or debt financing. We cannot be certain that we will be able to obtain sufficient additional financing on acceptable terms or at all.